SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b), (c), AND
                        (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*


                        Home Properties of New York, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    437306103
                                 (CUSIP Number)

                                DECEMBER 19,2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(x) Rule 13d-1(b)
( ) Rule 13d-(c)
( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP No. 437306103                    13G                     Page 2 of 5 Pages


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Teachers Insurance and Annuity Association of America
         I.R.S. #13-1624203


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) ( )
                                                              (b) ( )

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER                  2,330,608

         6.       SHARED VOTING POWER                0

         7.       SOLE DISPOSITIVE POWER             2,330,608

         8.       SHARED DISPOSITIVE POWER           0


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,330,608

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         (  )

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  9.94%

12.      TYPE OF REPORTING PERSON*

                                    IC

                                        * SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1(a).        NAME OF ISSUER:
                  Home Properties of New York, INC.


Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  850 Clinton Square, Rochester NY 14604

Item 2(a).        NAME OF PERSON FILING:

                  Teachers Insurance and Annuity Association of America

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  730 Third Avenue
                  New York, NY  10017

Item 2(c).        CITIZENSHIP:

                  Incorporated in New York

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

Item 2(e).        CUSIP NUMBER: 437306103

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)    ( )   Broker or dealer registered under Section 15 of the Exchange Act.
(b)    ( )   Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)    (x)   Insurance  company as defined in Section  3(a)(19) of the  Exchange
             Act.
(d)    ( )   Investment  Company  registered  under Section 8 of the  Investment
             Company Act.
(e)    ( )  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)    ( )   An employee  benefit plan or endowment fund in accordance with Rule
             13d-1(b)(1)(ii)(F);
(g)    ( )   A parent holding  company or control person in accordance with Rule
             13d-1(b)(1)(ii)(G);
(h)    ( )   A savings  association  as defined in Section  3(b) of the  Federal
             Deposit Insurance Act;
(i)    ( )   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)    ( )   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )

                                                               Page 4 of 5 Pages

Item 4.  OWNERSHIP.


      (a)       Amount Beneficially Owned: 2,330,608
      (b)       Percent of Class:         9.94%
      (c)       Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote
                        2,330,608

          (ii)  shared power to vote or to direct the vote 0

          (iii) sole power to dispose or to direct the disposition of 2,330,608

         (iv)   shared power to dispose or to direct the disposition
                Of    0


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                                 Not Applicable

                                                               Page 5 of 5 Pages


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                 Not Applicable

Item 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable

Item 9.      NOTICE OF DISSOLUTION OF GROUP:    Not Applicable

Item 10.     CERTIFICATION.
             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002

                                     Teachers Insurance and Anuuity
                                     Association of America



                                     By: /s/ William J. Forgione
                                         -----------------------------------
                                             William J. Forgione
                                             Vice President and Chief
                                             Counsel, Investments


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